UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Prometheus Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74349U 108
(CUSIP Number)

March 8, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74349U 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cedars Sinai Intellectual Property Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,001,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,001,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,001,132 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.42%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 74349U 108

1	NAMES OF REPORTING PERSONS Cedars-Sinai Medical Center
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,001,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,001,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,001,132
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.42%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 74349U 108

1	NAMES OF REPORTING PERSONS Thomas M. Priselac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,001,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,001,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,001,132
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.42%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 74349U 108

1	NAMES OF REPORTING PERSONS David M. Wrigley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,001,132
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,001,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,001,132
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.42%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 74349U 108

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended, on February 11, 2022 (the “Original Schedule 13G”). The Reporting Persons are filing this Amendment No. 2 to the Original Schedule 13G to report a decrease in their beneficial ownership of Common Stock (as defined below).

Item 1 (a).	Name of Issuer:

Prometheus Biosciences, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3050 Science Park Road

San Diego, California 92121

Item 2 (a).	Name of Person Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Cedars Sinai Intellectual Property Company (“CSIPC”)

Cedars-Sinai Medical Center (“CSMC”)

Thomas M. Priselac

David M. Wrigley

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of the Reporting Persons is:

c/o Cedars-Sinai Medical Center

8700 Beverly Boulevard

Los Angeles, California 90048

Item 2 (c).	Citizenship:

See cover pages Item 4

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.0001 per value per share (“Common Stock”)

Item 2 (e).	CUSIP Number:

74349U 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 47,530,337 shares of Common Stock outstanding as of February 21, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, as filed with the Securities and Exchange Commission on February 28, 2023.

CUSIP NO. 74349U 108

The securities reported in this Schedule 13G/A are held directly by CSIPC. CSIPC is a wholly owned subsidiary of CSMC. CSMC is deemed to share voting and dispositive power with respect to the shares held by CSIPC. Mr. Priselac, the President and Chief Executive Officer of CSMC, and Mr. Wrigley, the Executive Vice President and Chief Financial Officer of CSMC, are deemed to share voting and dispositive power with respect to the shares held by CSIPC. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not Applicable.

CUSIP NO. 74349U 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023

CEDARS SINAI INTELLECTUAL PROPERTY COMPANY		CEDARS-SINAI MEDICAL CENTER

By:	/s/ James D. Laur	By:	/s/ David M. Wrigley
Name:	James D. Laur	Name:	David M. Wrigley
Title:	Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

DAVID M. WRIGLEY		THOMAS M. PRISELAC
in his capacity as Executive Vice President and Chief Financial Officer, Cedars-Sinai Medical Center		in his capacity as Chief Executive Officer, Cedars-Sinai Medical Center

/s/ David M. Wrigley		/s/ Thomas M. Priselac